

MAIL STOP 4561

February 5, 2009

Brett C. Moody, Chief Executive Officer
Moody National REIT I, Inc.
6363 Woodway Drive, Suite 110
Houston, TX 77057

> **Re: Moody National REIT I, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-11**
> **File No. 333-150612**
> **Filed January 7, 2009**

Dear Mr. Moody:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the revised disclosure that you may possibly offer shares at net asset value to be adjusted on a quarterly basis. To the extent that you do not adjust prices to net asset value, please revise to clarify if you will disclose such value to shareholders and if so, the frequency of such disclosure. Also, please clarify how net asset value will be calculated, if known.

Management Compensation Table, page 66

2.   We note your response to comment 1 of our letter dated September 5, 2008 that you do not intend on providing incentive compensation to employees of the advisor. However, because such compensation is possible, it should be included in the compensation table here. Because you are not able to determine the amount, you are not required to provide an estimate.

3.   We note your response to comment 3 and your revised disclosure on pages 8 and 68 that you will not reimburse your advisor for personnel costs in connection with services for which your advisor is entitled to acquisition, origination or disposition fees. This disclosure does not clarify the portion of the officers' compensation that you are required to pay to your advisor, as noted on the bottom of page 59. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page F-1

4.   Please amend your filing to include a signed copy of your auditors' report.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to William Demarest at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Rosemarie A. Thurston (via facsimile)